Exhibit 99.1

CI Financial Completes Acquisition of US$5.2-Billion Silicon Valley RIA Portola Partners

MIAMI & TORONTO & MENLO PARK, Calif.--(BUSINESS WIRE)--September 30, 2021--CI Financial Corp. (“CI”) (TSX: CIX, NYSE: CIXX) today announced it has completed the acquisition of Portola Partners Group LLC (“Portola Partners” or “Portola”), a Silicon Valley wealth management firm dedicated to serving the financial needs of ultra-high-net-worth families.

“We are excited to welcome Portola Partners to CI,” said Kurt MacAlpine, CI Chief Executive Officer. “Portola has developed an exceptional practice and a first-rate reputation based on their success in meeting the complex and varied financial requirements of wealthy families. We look forward to working with the team to expand and enhance their practice, while their expertise will contribute to the ultra-high-net-worth offering across CI Private Wealth.”

CI announced an agreement last month to acquire Portola, which manages US$5.2 billion in assets. Portola provides comprehensive investment and wealth planning solutions to respected families, foundations and endowments. It has developed substantial expertise at the intersection of investments and tax, wealth transfer, and estate and charitable planning, as well as offering a wide range of family office services. Many of Portola’s clients live in the San Francisco Bay area and include technology company founders, executives and venture capitalists.

Since entering the U.S. registered investment advisor (RIA) sector in January 2020, CI has become one of the country’s fastest-growing wealth management platforms. With the completion of the acquisition of Portola and other outstanding transactions, CI Private Wealth will serve clients across the United States with total assets of approximately US$82 billion (C$103 billion). CI’s total assets under management and wealth management assets globally are expected to reach approximately US$263 billion (C$331 billion).

All amounts are as of August 31, 2021.

About CI Financial

CI Financial Corp. is an independent company offering global asset management and wealth management advisory services. CI managed and advised on approximately C$320.4 billion (US$253.9 billion) in client assets as of August 31, 2021. CI’s primary asset management businesses are CI Global Asset Management (CI Investments Inc.) and GSFM Pty Ltd., and it operates in Canadian wealth management through CI Assante Wealth Management (Assante Wealth Management (Canada) Ltd.), CI Private Counsel LP, Aligned Capital Partners Inc., CI Direct Investing (WealthBar Financial Services Inc.), and CI Investment Services Inc.

CI’s U.S. wealth management businesses consist of Barrett Asset Management, LLC, BDF LLC, Bowling Portfolio Management LLC, Brightworth, LLC, The Cabana Group, LLC, Congress Wealth Management, LLC, Dowling & Yahnke, LLC, Doyle Wealth Management, LLC, One Capital Management, LLC, Portola Partners Group LLC, Radnor Financial Advisors, The Roosevelt Investment Group, LLC, RGT Wealth Advisors, LLC, Segall, Bryant & Hamill, LLC, Stavis & Cohen Private Wealth, LLC, and Surevest LLC.

CI is listed on the Toronto Stock Exchange under CIX and on the New York Stock Exchange under CIXX. Further information is available at www.cifinancial.com.

This press release contains forward-looking statements concerning anticipated future events, results, circumstances, performance or expectations with respect to CI Financial Corp. (“CI”) and its products and services, including its business operations, strategy and financial performance and condition. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar references to future periods, or conditional verbs such as “will”, “may”, “should”, “could” or “would”. These statements are not historical facts but instead represent management beliefs regarding future events, many of which by their nature are inherently uncertain and beyond management’s control. Although management believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, such statements involve risks and uncertainties. The material factors and assumptions applied in reaching the conclusions contained in these forward-looking statements include that the acquisition of Budros, Ruhlin & Roe will be completed and its asset levels will remain stable, that the investment fund industry will remain stable and that interest rates will remain relatively stable. Factors that could cause actual results to differ materially from expectations include, among other things, general economic and market conditions, including interest and foreign exchange rates, global financial markets, changes in government regulations or in tax laws, industry competition, technological developments and other factors described or discussed in CI’s disclosure materials filed with applicable securities regulatory authorities from time to time. The foregoing list is not exhaustive and the reader is cautioned to consider these and other factors carefully and not to place undue reliance on forward-looking statements. Other than as specifically required by applicable law, CI undertakes no obligation to update or alter any forward-looking statement after the date on which it is made, whether to reflect new information, future events or otherwise.

Contacts

Investor Relations
Jason Weyeneth, CFA
Vice-President, Investor Relations & Strategy
416-681-8779
jweyeneth@ci.com

Media Relations
Canada
Murray Oxby
Vice-President, Corporate Communications
416-681-3254
moxby@ci.com

Media Relations
United States
Trevor Davis, Gregory FCA for CI Financial
443-248-0359
cifinancial@gregoryfca.com